March 31, 2016

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Registration Statement on Form N-2

Filed on March 31, 2016

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), with the Commission on March 31, 2016 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The Registration Statement, upon effectiveness, is intended to replace the Company’s shelf registration statement on Form N-2 (File No. 333- 203450) (the “Prior Registration Statement”).

The disclosure contained in the Registration Statement is substantially similar to the disclosure included in the Prior Registration Statement, except for:

•	revisions reflecting certain factual updates related to the Company, current regulatory conditions and current market conditions;

•	revisions reflecting current information about the Company’s board of directors and executive officers;

Jay Williamson

Securities and Exchange Commission, p. 2

•	revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement, including the waiver by the Company’s investment adviser of certain management and incentive fees attributable to the Company’s ownership of shares of common stock in TICC Capital Corp., the permanent extension by Congress of pass-through rules affecting withholding tax applicable to certain distributions to non-U.S. stockholders and the termination by the Company of its credit and security agreement with Natixis, New York Branch in September 2015;

•	the inclusion of audited financial statements and related financial data for the period ended December 31, 2015, together with disclosure relating thereto; and

•	revisions to reflect other minor factual updates.

As such, the Company hereby requests selective review of its Registration Statement.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Sincerely,

/s/ Adam E. Fleisher
Adam E. Fleisher

cc:	Vincent J. DiStefano

Securities and Exchange Commission

David Stiepleman

Jennifer Gordon

TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP